Mail Stop 4561

March 7, 2006

Mr. Patrick Matthews
Chief Executive Officer
Primary Business Systems Inc.
433 Kitty Hawk Drive #226
Universal City, TX 73148

 Re: Primary Business Systems Inc.
        Form 10-KSB for Fiscal Year Ended December 31, 2004
        Form 10-QSB for Quarterly Period Ended March 31, 2005
        Form 10-QSB for Quarterly Period Ended June 30, 2005
        File No. 0-25523

Dear Mr. Matthews:

        We have completed our review of your Form 10-KSB and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Cicely D. Luckey
        Accounting Branch Chief